Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Explanatory Note

TAM S.A. (Bovespa: TAMM4 and NYSE: TAM), in light of an article published in the Valor Econômico newspaper on August 18, 2010 under the headline “Acordo prevê ações Classe A e B na TAM” ("Agreement foresees Classes A and B shares for TAM"), would like to clarify the following to its shareholders and the market:

1.         The aforementioned article does not reflect the transaction discussed and approved by TAM S.A. ("TAM") and LAN Airlines S.A. ("LAN") disclosed to the market in the Material Fact dated August 13, 2010 (the “Material Fact”).

2.         Presently, LAN has exclusively voting, common shares issued and outstanding, and this will not change after all the steps described in the Material Fact are implemented, including the modification of LAN's corporate name to LATAM Airlines Group S.A. ("LATAM").  Accordingly, LATAM will have only voting, common shares issued and outstanding.

3.         The "HoldCo" company mentioned in the article will be incorporated by means of a contribution of the shares issued by TAM that are held exclusively by TAM Empreendimentos e Participações S.A., a company owned by the Amaro Family.  Contrary to what is stated in the aforementioned article, the shares to be issued by "HoldCo" will not be converted into shares issued by LATAM.

4.         Only shares issued by TAM, whether common or preferred, will be eligible to be exchanged for common shares issued by LATAM (and, consequently, for corresponding depositary receipts to be traded in Brazil or in New York), based on the same, single exchange ratio (0.90 shares of LATAM for each share of TAM).

São Paulo, August 19, 2010.

________________________________________

Líbano Miranda Barroso

Investor Relations Officer of TAM S.A.

Forward Looking Statements

This note contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This note relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This note is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.